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                                                               Exhibit 99(A)(10)

                            BERKSHIRE HATHAWAY INC.
                                  NEWS RELEASE


FOR IMMEDIATE RELEASE                                          February 14, 2001

           BERKSHIRE HATHAWAY EXTENDS TENDER OFFER FOR JOHNS MANVILLE

Omaha, Nebraska, February 14, 2001. Berkshire Hathaway Inc. (NYSE: BRK.A, BRK.B) announced today that it has extended the expiration date of its tender offer for Johns Manville to 11:59 p.m., New York City time, on Friday, February 23, 2001. The Offer was previously scheduled to expire at 5:00 p.m., New York City time, on Wednesday, February 14, 2001.

The tender offer was commenced on December 29, 2000, by J Acquisition Corporation, a wholly owned subsidiary of Berkshire Hathaway, for all of the outstanding shares of common stock of Johns Manville, at the cash price of $13.00 per share. As a consequence of the extension of the expiration date of the tender offer, holders of Johns Manville common stock may tender or withdraw shares until 11:59 p.m. on February 23, 2001, unless the offer is further extended.

Berkshire Hathaway is extending the offer because not all necessary clearances have been obtained, or waiting periods expired, under applicable antitrust laws. The waiting periods under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the Canadian Competition Act applicable to the tender offer have expired. However, the waiting period with respect to applicable antitrust laws in the European Union is not presently scheduled to expire until February 23, 2001, although it may be terminated earlier or extended at the election of the appropriate authorities.

Pursuant to the terms of the Agreement and Plan of Merger among Johns Manville, J Acquisition Corporation, and Berkshire Hathaway, upon successful completion of the tender offer, J Acquisition Corporation will merge with and into Johns Manville. As a result of this merger, any stockholders of Johns Manville who did not tender their shares in the tender offer will receive the same amount per share as paid in the tender offer, and Johns Manville will become a wholly owned subsidiary of Berkshire Hathaway.

EquiServe Trust Company, N.A., the depositary for the tender offer, has advised Berkshire Hathaway that, based on the latest count of tendered shares, approximately 129,220,504 shares of Johns Manville common stock (not including guaranteed deliveries), representing approximately 94.0% of the shares currently outstanding, were validly tendered and not withdrawn pursuant to the tender offer. The Manville Personal Injury Settlement Trust, owner of approximately 74.4% of the outstanding Johns Manville shares, tendered all its shares of Johns Manville following its receipt, on January 23, 2001, of an order of the Federal Bankruptcy Court for the Southern District of New York approving the tender of the Trust's shares. In addition, Berkshire owns 4,788,900 shares of Johns Manville common stock representing approximately 3.5% of the outstanding shares.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities of Johns Manville. The tender offer has been made pursuant to a tender offer statement and related materials (including an offer to purchase, letter of transmittal, and related tender offer documents) regarding the acquisition of Johns Manville, which has been filed by Berkshire Hathaway and J Acquisition Corporation with the Securities and Exchange Commission (SEC). Investors and security holders are strongly advised to read both the tender offer statement and the related solicitation/recommendation statement regarding the tender offer filed by Johns Manville with the SEC before any decision is made with respect to the tender offer. These documents are available to all stockholders of Johns Manville at no expense to them. These documents also are available at no charge at the SEC's web site, www.sec.gov.

FOR FURTHER INFORMATION, PLEASE CONTACT:

     Berkshire Hathaway:  Marc Hamburg (402) 346-1400